UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NEXTWAVE WIRELESS INC.

(Name of Issuer)

Common Stock, par value $0.007 per share

(Title of Class of Securities)

65337Y102

(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer
Avenue Capital Group
399 Park Avenue, 6th Floor
New York, NY 10022
(212) 850-3520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2013

(Date of Event Which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	Names of Reporting Persons Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person PN

1	Names of Reporting Persons Avenue Capital Management II GenPar, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

1	Names of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person IN

1	Names of Reporting Persons Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person PN

1	Names of Reporting Persons Avenue Capital Partners IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

1	Names of Reporting Persons GL Partners IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

1	Names of Reporting Persons Avenue Investments, L.P. (“Avenue Investments”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person PN

1	Names of Reporting Persons Avenue Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

1	Names of Reporting Persons Avenue International Master, L.P. (“Avenue International”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person PN

1	Names of Reporting Persons Avenue International Master GenPar, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

1	Names of Reporting Persons Avenue-CDP Global Opportunities Fund, L.P. (“CDP Global”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person PN

1	Names of Reporting Persons Avenue Global Opportunities Fund GenPar, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

1	Names of Reporting Persons Avenue AIV US, L.P. (“Avenue AIV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person PN

1	Names of Reporting Persons Avenue AIV US GenPar, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

1	Names of Reporting Persons Avenue Special Situations Fund V, L.P. (“Avenue Spec V”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person PN

1	Names of Reporting Persons Avenue Capital Partners V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

1	Names of Reporting Persons GL Partners V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) -0-

14	Type of Reporting Person CO

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amend the following items on Amendment No. 6 to the Schedule 13D originally filed by the Reporting Persons on November 19, 2008, as amended on April 30, 2009, July 10, 2009, December 18, 2009,  August 9, 2012 and August 24, 2012 with respect to the shares of common stock, par value $0.007 per share (the “Common Stock”) of NextWave Wireless Inc., a Delaware corporation (the “Issuer”).

Item 4.                                                         Purpose of Transaction.

On January 24, 2013, AT&T Inc. (“AT&T”) completed its acquisition of the Issuer by means of a merger (the “Merger”) of Rodeo Acquisition Sub Inc. (“Merger Sub”) with and into the Issuer in accordance with an Agreement and Plan of Merger, dated August 1, 2012 (the “Merger Agreement”) among the Issuer, AT&T and Merger Sub.  Upon consummation of the Merger, each share of the 250,507 shares of Common Stock held by Avenue Spec IV, 19,490 shares of Common Stock held by Avenue Investments and 3,806,798 shares of Common Stock held by Avenue AIV was converted into the right to receive (i) $1.00 per share in cash and (ii) a non-transferable contingent payment right representing a pro rata interest in an amount of up to $25 million held in escrow, which may be reduced in respect of indemnification obligations and other amounts payable to AT&T in accordance with the Merger Agreement.

In addition, upon consummation of the Merger, options for an aggregate of 101,353 shares of Common Stock of the Issuer granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer were cancelled for no consideration.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer was for the benefit of Avenue Spec IV, Avenue Investments, Avenue AIV, Avenue International, CDP-Global and Avenue Spec V.

The Voting Agreements discussed in Item 6 of Amendment No. 4 to the Schedule 13D as filed by the Reporting Persons on August 9, 2012 terminated, in accordance with their terms, upon the receipt of the affirmative vote of the Issuer’s stockholders in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement on October 2, 2012.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with the other stockholders who had each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of any Common Stock beneficially owned by any of the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer.

(a) and (b)                                       As of the date hereof, each of the Reporting Persons no longer hold any shares of Common Stock of the Issuer.

(c)                                                                                  Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)                                                                                 No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this Statement.

(e)                                                                                  Upon consummation of the Merger, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses in Items 4 and 5 are incorporated herein by reference.  Except as set forth in response to other Items of the Statement, the agreements incorporated herein by reference and set forth as exhibits hereto, and the other agreements in connection with the Merger as described in the Issuer’s Current Reports on Form 8-K filed on August 6, 2012 and August 23, 2012, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 1                                               Joint Filing Agreement, dated November 13, 2008 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 filed with the Reporting Persons’ Schedule 13D on November 19, 2008).

Exhibit 2                                               Second Lien Subordinated Note Purchase Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, Avenue AIV US, L.P. and Sola Ltd, as the note purchasers, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.1 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 3                                               Warrant Agreement dated as of October 9, 2008, between Avenue AIV US, L.P. and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 4                                               Designated Director Agreement dated as of October 9, 2008, between Avenue Capital II and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.7 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 5                                               Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 6                                               Registration Rights Agreement dated as of October 9, 2008, among NextWave Wireless Inc., Avenue AIV US, L.P. and Sola, Ltd. (incorporated by reference to Exhibit 4.5 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 7                                               Additional Warrant Agreement dated as of April 8, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 4.14 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2009).

Exhibit 8                                               Second Lien Incremental Indebtedness Agreement, dated July 2, 2009, among NextWave Wireless Inc. as parent guarantor, NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, as guarantors, Avenue AIV US, L.P, as the note purchaser, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 8 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 9                                               Warrant Agreement dated as of July 2, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 9 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 10                                        Registration Rights Agreement Acknowledgement, dated as of July 2, 2009, entered into by NextWave Wireless Inc. (incorporated by reference to Exhibit 10 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 11                                        Note Purchase Agreement, dated as of August 1, 2012, among AT&T Inc., the Holders listed on Schedule I thereto and Wilmington Trust, National Association as Holder Representative, in respect of the Third Lien Notes (incorporated by reference to Exhibit 99.3 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2012).

Exhibit 12                                        Voting Agreement dated as of August 1, 2012, by and between AT&T, Inc, Avenue AIV US, L.P., Avenue Investments, L.P. and Avenue Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 12 filed with the Reporting Persons’ Amendment No. 4 to Schedule 13D on August 9, 2012)

Exhibit 13                                        Stock Transfer Agreement dated as of August 1, 2012, by and between Avenue AIV US, L.P., Avenue Investments, L.P. , Avenue Special Situations Fund IV, L.P. and Polygon Recovery Fund L.P. (incorporated by reference to Exhibit 13 filed with the Reporting Persons’ Amendment No. 4 to Schedule 13D on August 9, 2012)

Exhibit 14                                        Power of Attorney (incorporated by reference to Exhibit 24.2 to Form 3/A filed by Avenue Capital Management II, L.P. and other joint filers on July 27, 2010).

Exhibit 15                                        Amended and Restated Spinco Third Lien Subordinated Exchange Agreement, dated as of August 16, 2012, by and among NextWave Holdco LLC, NextWave Wireless LLC, AWS Wireless Inc., NextWave Broadband Inc., NW Spectrum Co. and NextWave Metropolitan, Inc., certain other guarantors named therein, certain purchasers named therein and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

Exhibit 16                                        Amended and Restated Parent Third Lien Subordinated Exchange Agreement, dated as of August 16, 2012, by and among NextWave Inc., NextWave Wireless LLC, AWS Wireless Inc., NextWave Broadband Inc., NW Spectrum Co. and NextWave Metropolitan, Inc., certain other guarantors named therein, certain purchasers named therein and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

Exhibit 17                                        Call Option/Note Redemption Agreement, dated as of August 16, 2012, among  NextWave Wireless LLC, NextWave Holdco LLC, Wilmington Trust, National Association, as noteholder representative and the parties listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:  January 30, 2013

MARC LASRY

By:	/s/ Eric Ross as attorney-in-fact

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II GenPar, LLC,
its General Partner

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.

By:	Avenue Capital Partners IV, LLC,
its General Partner

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL PARTNERS IV, LLC

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

GL PARTNERS IV, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE INVESTMENTS, L.P.

By:	Avenue Partners, LLC,
its General Partner

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE PARTNERS, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By:	Avenue International Master Fund GenPar, Ltd.
its General Partner

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Director

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Director

AVENUE - CDP GLOBAL OPPORTUNITIES FUND, L.P.

By:	Avenue Global Opportunities Fund GenPar, LLC
its General Partner

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US, L.P.

By:	Avenue AIV US GenPar, LLC
its General Partner

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND V, L.P.

By:	Avenue Capital Partners V, LLC,
its General Partner

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL PARTNERS V, LLC

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

GL PARTNERS V, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member